UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No )*

fuboTV Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

35953D104
(CUSIP Number)

February 27, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	35953D104

1	NAMES OF REPORTING PERSONS
Islet Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,601,150

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
6,601,150

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP Nos.	35953D104

1	NAMES OF REPORTING PERSONS
Islet Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,601,150 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,601,150 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,150 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) The amount set forth in each of Rows 5, 7 and 9 is based on shares of Common Stock (as defined below) held by Islet Master Fund, L.P. over which Islet Management, LP exercises investment discretion.

CUSIP Nos.	35953D104

1	NAMES OF REPORTING PERSONS
Joseph Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,601,150 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,601,150 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,601,150 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2) The amount set forth in each of Rows 5, 7 and 9 is based on shares of  Common Stock (as defined below) held by Islet Master Fund, L.P. over which Joseph Samuels, through his positions as Chief Executive Officer and Chief Investment Officer of Islet Management, LP, exercises investment discretion.

CUSIP Nos.	35953D104

Item 1(a).	Name of Issuer:
fuboTV Inc., a Florida corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1290 Avenue of the Americas
New York, NY 10104

Item 2(a).	Name of Person(s) Filing:
This Schedule 13G filing relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of the Issuer.

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the “Reporting Persons”):

•	Islet Master Fund, L.P. (the “Master Fund”)
•	Islet Management, LP (“Islet”)
•	Joseph Samuels

Item 2(b).	Address of Principal Business Office or, if none, Residence:
590 Madison Avenue, 27th Floor
New York, NY 10022

Item 2(c).	Citizenship:
The Master Fund is a Cayman Islands exempted limited partnership.
Islet is organized under the laws of the State of Delaware.
Joseph Samuels is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 35953D104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As investment manager to the Master Fund, Islet, pursuant to an investment management agreement, has discretionary investment authority and voting power with respect to the Common Stock held by the Master Fund. Thus, it could be deemed to have the power to vote and dispose or direct the disposition of such Common Stock.

As the Chief Executive Officer and Chief Investment Officer of Islet, Mr. Samuels has the ability to exercise investment discretion over the Master Fund. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock held by the Master Fund.

As of February 27, 2023, the Master Fund and certain other accounts managed by Islet purchased Common Stock representing more than 5% of the Common Stock outstanding.  As of March 8, 2023, Islet and Mr. Samuels may be deemed to beneficially own 6,601,150 shares of Common Stock representing 2.7% of the shares of Common Stock outstanding, all of which are directly held by the Master Fund. As such, as of the date hereof, the Reporting Persons are no longer beneficial owners of more than 5% of the Common Stock of the Issuer. This filing represents an exit filing for the Reporting Persons.

This Schedule 13G is jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Calculations of the percentage of shares of Common Stock beneficially owned assumes that there were approximately 246,394,958 shares of Common Stock outstanding as of February 27, 2023, based on 209,694,958 shares outstanding as of January 31, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2023 plus the approximately 36.7 million shares of Common Stock sold by the Issuer under the Issuer’s at-the-market program as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2023.

(b) Percent of class:

See Item 4(a) above

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page hereof.
(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page hereof.
(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page hereof.
(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
 Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISLET MASTER FUND, L.P.
By: Islet GP, LLC, its general partner

By:	/s/ Joseph Samuels
Name:	Joseph Samuels
Title:	Managing Member

ISLET MANAGEMENT, LP

By:	/s/ Rebecca Waldman
Name:	Rebecca Waldman
Title:	General Counsel

JOSEPH SAMUELS

/s/ Joseph Samuels

EXHIBITS

Exhibit	Title
A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

ISLET MASTER FUND, L.P.
By: Islet GP, LLC, its general partner

By:	/s/ Joseph Samuels
Name:	Joseph Samuels
Title:	Managing Member

ISLET MANAGEMENT, LP

By:	/s/ Rebecca Waldman
Name:	Rebecca Waldman
Title:	General Counsel

JOSEPH SAMUELS

/s/ Joseph Samuels